P.E. 1/31/02

02012656

333-07654

CONFORMED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JANUARY 31, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

Investor Relations

Press Release

ENDESA WILL BUILD A 45 MW GENERATION PLANT IN TENERIFE (CANARY ISLANDS)

New York, January 30th 2002.- ENDESA (NYSE:ELE), through its affiliate Unión Eléctrica de Canarias Generación, will set up a new generation plant made up of two 22.5 MW gas turbines in southern Tenerife (Canary Islands). In this area growth in electricity demand has been around 10% for the last three years, against an average 7.4% annual growth for the Canary Islands.

The new turbines are expected to be commissioned before October, when demand is expected to rise due to the island's peak season. Total investment is expected to amount to Euro 18.5 million.

Investor Relations
Madrid +34 91 213 1829 New York +1 212 750 7200
http://www.endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: January 31, 2002

By: /s/ Jacinto Pariente
Name: Jacinto Pariente
Title: Manager of North America Investor Relations